Filed by Redback Networks Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Redback Networks Inc.

Registration File No. 333-108170

This filing relates to Redback Networks Inc.’s proposed financial restructuring and a solicitation of Redback Networks Inc. (“Redback”) stockholders to approve certain related proposals. The following is a letter regarding Redback’s stockholder solicitation to be delivered to certain Redback stockholders.

Dear Stockholder:

As you know, Redback Networks Inc., or Redback, has scheduled a special meeting of its stockholders to be held on October 30, 2003 to vote on matters relating to Redback’s proposed financial restructuring. Materials were previously distributed to you that contained a summary of the financial restructuring, and included proxy and voting instructions.

According to our latest records, your vote for the financial restructuring matters has not yet been received. Your vote on these matters is important to Redback’s ability to complete the financial restructuring, no matter how many or how few shares you own.

Since time is short, we are asking you to please vote by phone or internet. It is a simple and quick process! Please note that the last time you can vote by phone or internet is 11:59 pm on Wednesday, October 29, 2003. To vote by phone or internet, please do the following:

1.	Find the 12 digit control number printed on the enclosed voting form.
2.	Go to www.proxyvote.com or call 800-454-8683 (toll free)
3.	Input the 12 digit control number and input your vote.

If you prefer to vote by mail, your vote must be received by the voting deadline on October 30, 2003. Please vote today. Thank you for your continued support.

If you have any questions, please call the information agent for the financial restructuring, The Altman Group, Inc., toll free at 1-800-467-0671

IF YOU HAVE RECENTLY RETURNED YOUR VOTE,

PLEASE ACCEPT OUR APPRECIATION AND DISREGARD THIS REMINDER.

PLEASE VOTE TODAY.

Where You Can Find Additional Information

Investors and security holders are urged to read the following documents that have been or may be filed with the SEC, as amended from time to time, when they become available, because they contain important information. In connection with the proposed financial restructuring and with respect to stockholder approval of certain matters regarding the financial restructuring and the proposed issuance of warrants exercisable for common stock, Redback has filed a registration statement on Form S-4 (File No. 333-108170) that has been declared effective by the SEC. Redback will file other required documents concerning the proposed restructuring transaction with the SEC. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s Web site at http://www.sec.gov. You may also obtain each of these documents for free (when available) from Redback by directing your request to investor_relations@redback.com, or by contacting The Altman Group at the number above.